AB
3/4

10029308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
122

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Ledgewood Place, Suite 205
(No. and Street)

Rockland (City) MA (State) 02370 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra V. Bowen 617-245-1667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/15

OATH OR AFFIRMATION

I, Paul I. Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of 23rd of February, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NANCY JEAN JOSEPH
Notary Public
Commonwealth of Massachusetts
My Commission expires on July 7, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Bowen Advisors, Inc.
Rockland, Massachusetts

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company"), as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 13 though 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 23, 2010

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

BOWEN ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 108,443
Accounts receivable, net	333,763
Investments	87,612
Prepaid expenses	6,082
Property and equipment, net	50,572
Total assets	$ 586,472

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$ 32,194
Accrued retirement plan contribution	21,994
Accrued compensation	96,271
Other current liabilities	26,535
Total liabilities	176,994
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in capital	23,492
Retained earnings	385,186
Total shareholder's equity	409,478
Total liabilities and shareholder's equity	$ 586,472

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

Revenue:	
Consulting services	$ 830,141
Success fees	462,608
Reimbursed expenses	67,581
Total revenue	1,360,330
Expenses:	
Officer's compensation	316,157
Salaries, bonuses and commissions	323,693
Payroll taxes	49,258
Employee benefits	35,256
Retirement plan contribution	21,994
Reimbursed travel and other direct expenses	67,581
Travel and entertainment	37,277
General and administrative	220,723
Bad debt expense	103,400
Rent and other occupancy costs	74,269
Insurance	52,054
Professional fees	40,625
Telephone	31,308
Computer-related expenses	23,110
Marketing	18,418
Depreciation	6,468
Contributions	3,846
Other expenses	3,042
Total expenses	1,428,479
Other income:	
Interest income	2,053
Total other income	2,053
Net loss	$ (66,096)

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Shareholder's equity at December 31, 2008	$ 800	$ 5,200	$ 451,781	$ 457,781
Net loss	-	-	(66,096)	(66,096)
Shareholder contributions	-	18,292	-	18,292
Shareholder distributions	-	-	(499)	(499)
Balance at December 31, 2009	$ 800	$ 23,492	$ 385,186	$ 409,478

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (66,096)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for bad debt	103,400
Success fees received in the form of investments	(87,612)
Depreciation	6,468
Changes in operating assets and liabilities:	
Accounts receivable	74,510
Note receivable - employee	3,473
Prepaid expenses	(314)
Accounts payable	24,401
Accrued retirement plan contribution	(3,549)
Accrued compensation	(44,706)
Other current liabilities	6,661
Net cash provided by operating activities	16,636
Cash flows from investing activities:	
Purchases of property and equipment	(32,721)
Net cash used by investing activities	(32,721)
Cash flows from financing activities:	
Shareholder distributions	(499)
Net cash provided by financing activities	(499)
Net decrease in cash and cash equivalents	(16,584)
Cash and cash equivalents at beginning of year	125,027
Cash and cash equivalents at end of year	$ 108,443
Supplemental disclosure of non-cash investing and financing activities:	
Success fees received in the form of investments	$ 87,612
Shareholder contribution received in kind (property and equipment)	18,292

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in Massachusetts, elsewhere in the United States and internationally. The Company's clients are primarily emerging or established communications technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 34% of total revenue for the year ended December 31, 2009. Revenue from a single customer represents 29% of total revenue and from three customers 54% of total revenue for the year ended December 31, 2009.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. ("GAAP") items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisitions transactions as earned upon the closing of the underlying transaction. In addition, the Company records revenues derived from reimbursement of out-of-pocket expenses incurred monthly as invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $96,750 for doubtful accounts at December 31, 2009.

Property and Equipment

Property and equipment, consisting primarily of office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Market price observability is impacted by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value (concluded)

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

In 2009, the Company implemented new accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The adoption of this new pronouncement did not have a material impact on the Company's financial position or results of operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Commissions and bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

Recent Accounting Pronouncements

In June 2009, the FASB approved the *FASB Accounting Standards Codification (Codification)* as the single source of authoritative, nongovernmental GAAP. The Codification does not change current GAAP but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents is superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. When the Codification became effective, the Company's financial condition and results of operation were not impacted.

3. ACCOUNTS RECEIVABLE

Included in accounts receivable is a long-term receivable in the amount of $180,000. In November 2007, the Company was engaged by a client, under terms consistent with the Company's normal engagement letter terms, to provide consulting services and act as a seller's agent in connection with the sale of the client's business. In November 2008, in connection with a sale, which closed in August 2008, the Company agreed to extend payment terms for the portion, $240,000, of the success fee that was not paid at closing. The first scheduled payment of $60,000 was made to the Company on August 26, 2009. The extended payment terms call for an additional payment of $60,000 to be made to the Company in 2010 and a final payment of $120,000 to be made to the Company by August 25, 2011. The Company does not anticipate non-performance by the counterparty, and the financial statements do not include any reserve for such risks. The extended payment terms do not provide for interest; however, management has determined that any imputed interest is immaterial. Additionally, the fair value of this long-term accounts receivable approximates carrying value. Finally, in connection with the receivable there are bonuses payable amounting to $81,000 which will be paid under the same terms.

4. INVESTMENTS

At December 31, 2009, investments of $87,612 consist of restricted Class B preferred stock in one private Company located in Ireland. The shares were received in September 2009 as a portion of success fees earned on an investment banking engagement. Any change in the fair value of this investment including the change in value associated with the impact of the exchange rates on the shares denominated in Euros will be reported in the statement of operations. See Note 6.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2009:

Furniture and fixtures	$ 35,485
Office equipment	26,810
Less accumulated depreciation	(11,723)
	$ 50,572

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Investments	$ -	$ -	$ 87,612	$ 87,612

Level 3 assets represent a single holding. See Note 4. The private company is a pre-revenue, development stage company. Based on the market conditions and the company's stage of development, a "down-round" or pre-money valuation approximately equal to the amount raised in the previous round was used to estimate the fair value of the shares. Changes in the exchange rate between the U.S. dollar and the Euro are recognized if material.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. There were no realized or unrealized gains or losses for the year ending December 31, 2009.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $21,994 for the year ended December 31, 2009.

8. COMMITMENTS

In April 2009, the Company's Boston, Massachusetts office lease expired. In August 2009, the Company entered into a new lease agreement for office space in Rockland, Massachusetts. In the interim the Company leased residential space from the shareholder/officer for a total amount of $2,500. The Rockland lease expires in November 2013. The Company has the option to extend the lease for an additional two years subject to an adjustment of base rent to the then fair value market as defined.

Pursuant to the terms of the lease agreement in effect future minimum noncancelable lease payments, excluding provisions for operating costs and tax escalation charges are as follows:

Years Ending December 31,	Amount
2010	$ 56,129
2011	57,717
2012	64,787
2013	60,314
	$ 238,947

Rent expense totaled $44,102 for the year ended December 31, 2009

9. CONCENTRATIONS OF CREDIT RISK

Accounts receivable from one customer (Note 3) accounted for 54% of accounts receivable, net at December 31, 2009.

10. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2009 the Company had net capital of $12,447 which is $4,247 in excess of its required net capital of $8,200. At December 31, 2009, the Company's aggregate indebtedness as a percentage of net capital was 988%.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.

BOWEN ADVISORS, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2009

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 409,478
Less: non-allowable assets:	
Accounts receivable	252,763
Investment	87,612
Prepaid expenses	6,082
Property and equipment, net	50,572
Total non-allowable assets	397,029
Less: hair cuts on securities	(2)
Net capital	$ 12,447

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 8,200
Excess net capital	$ 4,247
Aggregate indebtedness	$ 122,994
Percentage of aggregate indebtedness to net capital	988%

See independent auditors' report.

BOWEN ADVISORS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

A reconciliation of the net capital computation included herein (page 13) with the unauditd net capital computation included in the FOCUS Report as of December 31, 2009 is as follows:

Unaudited net capital at December 31, 2009	$ 14,730
Non-allowable asset erroneously reported as allowable:	
Property and equipment, net	(2,281)
Hair cuts on securities	(2)
Audited net capital at December 31, 2009	$ 12,447

See independent auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder of
Bowen Advisors, Inc.
Rockland, Massachusetts

In planning and performing our audit of the financial statements of Bowen Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2010

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

Independent Accountants' Report

To the Shareholder of
Bowen Advisors, Inc.
Rockland, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Bowen Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bowen Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Bowen Advisors, Inc.'s management is responsible for the Bowen Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

   No findings noted

2. For all or any portion of the year ended December 31, 2009, compared the amounts reflected in the annual filing as required by Rule 17a-5(d) with the amounts reported in Form SIPC-7T.

   No findings noted

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings noted

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

   No findings noted

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   No such overpayment

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

February 23, 2010

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

BOWEN ADVISORS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882

www.wolfandco.com